

December 5, 2019

Raymond J. Pacini
Chief Financial Officer
BRIX REIT, Inc.
3090 Bristol Street, Suite 550
Costa Mesa, California 92626

> **Re: BRIX REIT, Inc.**
> **Post Qualification Amendment on Form 1-A**
> **Response dated November 20, 2019**
> **File No. 024-10767**

Dear Mr. Pacini:

　　We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post Qualification Amendment on Form 1-A

General

1.　　For purposes of Rule 262(a) of Regulation A, please provide your analysis as to whether modiv LLC would disqualify BRIX REIT from relying on Regulation A, for example, through the new BrixInvest Unitholders' ownership of modiv, LLC as a result of the NNN OP Class M OP units.

2.　　What are the roles and rights of the new BrixInvest Unitholders through their ownership of Class M OP Units of NNN OP and modiv, LLC? Are the BrexInvest Unitholders parties to a specific agreement with respect to modiv, LLC? For example, are the BrexInvest Unitholders general partners or managing members of NNN OP or modiv, LLC and will they receive fees or other compensation as a result of modiv, LLC's services to BRIX REIT? Please tell us what other specific roles the BrexInvest Unitholders will have in their ownership of NNN OP Class M OP Units, and indirectly, modiv, LLC. Tell us about any member agreements relating to BrixInvest's role with respect to NNN OP and, through that arrangement, any role with respect to modiv, LLC, the proposed new sponsor.

3.   Is the BrixInvest board of managers described on page 7 the same as those who will serve on modiv, LLC after the transactions described in your response to prior comment 1?

4.   Tell us what the ownership of BRIX REIT will be after the Merger and Self-Management Transactions given the new structure, and please provide references to any BrexInvest Unitholder arrangements.

     You may contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Gregory W. Preston, Esq.